[redacted]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 6/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Trump Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Goodman — (212) 897-1695
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 15 2015
REGISTRATIONS BRANCH
17

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91

TRUMP SECURITIES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

JUNE 30, 2015

TRUMP SECURITIES, LLC AND SUBSIDIARIES

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Carl Goodman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Trump Securities, LLC for the year ended June 30, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Carl Goodman

Signature

General Securities Principal

Title

ADINA DAVYDOV
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DA6212094
Qualified in Queens County
My Commission Expires October 05, 2017

Subscribed and sworn
to before me

Adina Davydov

TRUMP SECURITIES, LLC AND SUBSIDIARIES

Index
June 30, 2015

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Trump Securities, LLC

We have audited the accompanying statement of financial condition of Trump Securities, LLC and its subsidiaries (the "Company") as of June 30, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Trump Securities, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, financial condition of Trump Securities, LLC and its subsidiaries (the "Company") as of June 30, 2015, in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY
September 11, 2015

TRUMP SECURITIES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
June 30, 2015

ASSETS	
Cash	$ 1,202,929
Investments	3,338
Other assets	45,748
TOTAL ASSETS	$ 1,252,015
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Subordinated liabilities	$ 935,469
Accounts payable and accrued expenses	23,365
Total liabilities	958,834
Members' equity	
Members' equity - Trump Securities, LLC	291,301
Non-controlling interest in consolidated entities	1,880
Total Members' equity	293,181
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,252,015

The accompanying notes are an integral part of the consolidated statement of financial condition.

1. Nature of operations

The consolidated financial statements include the accounts of Trump Securities, LLC ("Trump") and its subsidiaries Benjamin Fay Capital LLC ("BF") and Clydesdale Securities LLC ("CS") (collectively, the "Company"). Trump and BF are broker-dealers registered with the Securities and Exchange Commission ("SEC") and are members of the Financial Industry Regulatory Authority ("FINRA"). Trump is engaged in the business of private placements and related advisory and investment banking activities. BF and CS have yet to commence any business activities.

Trump sold 20% of BF to a third party at its net book value. Subsequent to June 30, 2015, Trump's remaining interest in BF has been sold to the same third party at net book value.

2. Summary of significant accounting policies

Basis of Presentation

These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of consolidation

All material intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

Revenues from commissions are billed and recognized when private placements are completed and commissions are earned and collectible. Advisory fees are recognized based on the terms of the contracts and are recorded when the services are rendered.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to the New York City Unincorporated Business Tax. The Company is on a calendar year for tax reporting purposes.

At June 30, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to income tax audits for all periods subsequent to 2011.

Fees Receivable

Fees receivable are stated at cost less an allowance for doubtful accounts, and represent commissions management expects to collect based on each private placement contract. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on past history, collections, and current credit conditions. Accounts are written-off as uncollectible once the Company has exhausted its collection means. As of June 30, 2015, there was no allowance for doubtful accounts.

Subordinated Liabilities

Commissions are payable to the salespersons only when the related receivables are collected. In addition, any liabilities to salespersons in this regard are subordinated to the claims of general creditors yet they are not considered part of regulatory capital. At June 30, 2015, Trump owed $935,469 of subordinated liabilities to salespersons.

3. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2015 the Company's net capital was $235,295 which was $230,295 in excess of its computed minimum requirement of $5,000.

4. Exemption from Rule 15c3-3

As prescribed in the Company's FINRA membership agreement, the Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" because Trump does not hold customer funds or securities.

5. Concentrations

Cash

The Company maintains substantially all of its cash balances in one financial institution. Management does not believe that there is any risk with respect to its cash.

Major revenue producers

During the year ended June 30, 2015, 60% of the Company's revenues were generated by one group of registered representatives who conduct their business together. As of June 30, 2015, all revenues earned through the efforts of this group have been received in full.

6. Related party transaction

Integrated Management Solutions USA LLC ("IMS"), is an affiliate under common control that provides office space and other expenses to the Company pursuant to a service agreement. The Company is not required to make any payments to IMS under the agreement.

7. Subsequent events

FINRA approved Trump's sale of BF. The sale of the remaining 80% interest in BF closed in September 2015.

The Company distributed $150, 000 to its members.